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SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP A DELAWARE LIMITED LIABILITY PARTNERSHIP [LETTERHEAD GRAPHIC]

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November 17, 2010

VIA EDGAR AND HAND DELIVERY

Mr. Larry Spirgel, Assistant Director
Ms. Celeste Murphy, Legal Branch Chief
Mr. John Zitko, Staff Attorney
Ms. Cicely LaMothe, Branch Chief
Mr. Wilson Lee, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	SYSWIN Inc. Response to Staff's Comments to Registration Statement on Form F-1

Dear Mr. Spirgel, Ms. Murphy, Mr. Zitko, Ms. LaMothe and Mr. Lee:

        On behalf of our client, SYSWIN Inc., a foreign private issuer organized under the laws of the Cayman Islands (the "Company"), we set forth below the Company's responses to the comments contained in the letter dated November 16, 2010 from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"). The comments are repeated below and followed by the Company's responses.

        The Company wishes to file Amendment No. 3 to the Registration Statement on November 18, 2010 to reflect the proposed changes enclosed as Annex I hereto and changes to be made in response to any other comments the Staff may have. In addition, the Company wishes to be in a position to clear all outstanding comments from the Staff by the close of business on November 18, 2010, and to file the acceleration request for the Registration Statement to become effective on November 22, 2010. The Company would very much appreciate the Staff's support and assistance in working towards this timetable.

*        *        *

General

1.
We note your response to comment one from our letter dated November 10, 2010 that Xing Ye engages in real estate sales agency and consultancy services and has obtained all the permits, licenses, certificates required by PRC law in order to engage in real estate sales agency and consultancy services. We also note your statement that your revised PRC legal opinion, attached as Exhibit 99.2, was never intended to imply that Xing Ye does not engage in such services.

  However, we continue to note the statement contained in Section 5(1) of such opinion that, pursuant to PRC regulations, "real estate sales agency and consultancy services refer to those sales agency and consultancy services provided to parties in a real estate transaction" and, because Xing Ye is not a "party" to a real estate transaction, Zhi Di shall not be deemed to engage in real estate sales agency or consultancy services.

  If Xing Ye is not a "party" to a real estate transaction (and therefore not providing real estate sales agency and consultancy services pursuant to PRC regulation), the basis upon which you assert Xing Ye to be a real estate sales agency and consultancy service provider it is still not clear, nor is it clear why Xing Ye has registered as such. Please revise your prospectus to clarify these issues. We may have further comment.

  The Company respectfully advises the Staff that Xing Ye is not a "party in a real estate transaction", which is a term with a specific meaning, under the Intermediary Services Administration Provisions, but that does not impede or restrict Xing Ye from providing real estate sales agency and consultancy services under the PRC laws for the following reasons:

  1.
  According to the Intermediary Services Administration Provisions, real estate sales agency and consultancy services refer to those sales agency and consultancy services provided to "parties in a real estate transaction".

  2.
  According to the provisions of the Rules on Real Estate Agency Practice and the Confirmation Certificate we received today from the Mentougou Committee of Construction and Urban-rural Housing in response to our verbal inquiry, the term "parties in a real estate transaction" under the Intermediary Services Administration Provisions refers solely to property purchasers, property developers in primary property transactions and property sellers in the case of secondary property transactions.

  3.
  When providing sales agency and consultancy services to "parties in a real estate transaction", the service provider does not have to be, and in fact should not be deemed to be a "party in a real estate transaction".

  4.
  Xing Ye has obtained all the requisite licenses, permits and certificates and completed all necessary registrations and filings to provide and to continue providing real estate sales agency and consultancy services to "parties in a real estate transaction".

  5.
  However, Xing Ye, while providing real estate sales agency and consulting services to "parties in a real estate transaction" does not make Xing Ye itself a "party in a real estate transaction" according to the above interpretations of the Intermediary Services Administration Provisions.

  Furthermore, since Xing Ye is not a "party in a real estate transaction", Zhi Di's provision of general administrative and operational information consultancy services to Xing Ye shall not be deemed as engaging in real estate sales agency or consultancy services.

  The following chart illustrates the relationship between Zhi Di, Xing Ye and clients of Xing Ye who are "parties in a real estate transaction".

2.
We note your response to comment two from our letter dated November 10, 2010, and the revised PRC legal opinion attached to the amendment filed on November 12, 2010. Please remove paragraph 5 because the assertions contained therein do not appear to be based on PRC Laws (and are, therefore, not legal opinions) and revise your prospectus accordingly.

  As your PRC counsel states in the preamble to its opinion, it is "authorized by the Ministry of Justice of the PRC to issue legal opinions...in accordance with the published and publicly available laws and regulations of the PRC..." However, the assertions contained in paragraph 5 are based upon industry guidelines released by the "Association of China Real Estate Appraisers and Real Estate Brokers" and verbal consultation with local real estate regulatory authorities. As a result, they are not based on PRC Laws.

  Moreover, the assertion contained in paragraph 5(2) that "local regulatory authorities may adopt implementation rules with more stringent standards... [than] rules or regulations promulgated by a regulatory body with a higher level of authority" does not appear to be applicable in this case because the verbal guidance you have described would actually dilute, instead of strengthen, the PRC Law described.

  Finally, even if paragraph 5 were based on PRC Laws, we continue to note that the assertion contained therein (that Zhi Di is not engaged in real estate sales agency and consultancy services) is still conclusory in that it contains the apparent contradiction in Xing Ye's status (as noted in the preceding comment) and does not address the specific real estate agency and consultancy activities Zhi Di committed to undertake in the August 4, 2010 service agreement (which do appear to include commitments relating to specific property developers and sellers, thus making Zhi Di a "party" to a real estate transaction and "engaged in real estate sales agency and consultancy services" pursuant to the definition provided).

  As set forth in the August 4, 2010 service agreement (attached as Exhibit 10.3):

    •
    Zhi Di is to provide Xing Ye:

    •
    "operation and maintenance of professional real estate brokerage system CRM [disclosed by you on page 112 to be "the core business management system used by [y]our management team as a day-to-day work platform for [y]our sales professionals and managers...] WBS [disclosed by you on page 112 to "set forth the tasks required to achieve any objective within the work flow of a sales project..monitor the compliance with detailed operating procedures at each step of [y]our business and operational process... [and] provid[ing]a common framework for the overall planning of [y]our projects and...basis for dividing work into definable modules, and can be revised and updated as needed by [y]our project managers and employees."]; (Section 1.1(1)(2))

      •
      "management training and technology consulting service on business management process, project management and client management"; (Section 1.1(1)(3))

      •
      "client lists, distribution channels information... [and] consulting services on marketing strategy making and implementation"; (Section 1.1(2)(1))

      •
      "services on market research, business strategy, technical training, database marketing of land operating, promotion and investment inviting of municipal land operation, transaction appraisal of land and project investment, marketing agency and sales agency."; (Section 1.1(2)(2))

      •
      Information collection and filing of initial market of municipal land operation, business strategy study, marketing consulting, training, on marketing strategy planning, data base establishment, maintenance and management, and customer referral for municipal land operation; (Section 1.1(2)(3)); and

      •
      "refer[als of] real estate developers and clients to [Xing Ye]." (Section 1.1(2)(4))

  We may have further comment.

  In response to the Staff's comments, Jingtian & Gongcheng Attorneys at Law, the PRC legal counsel of the Company, has revised its legal opinion attached as Annex II hereto, which the Company intends to file with the next amendment of the Registration Statement.

  The Company respectfully advises the Staff that:

  1.
  The Industry Guideline is legally binding and shall have the same effects of law and rule in the PRC

  The Industry Guideline, which was drafted by the Association of China Real Estate Appraisers and Real Estate Brokers, or the Association, governs the conduct of real estate sales agency and consultancy service providers in China. The analysis is as follows:

  (1)
  The Association is sponsored, supervised and controlled by the PRC government and is publicly recognized as a quasi-governmental organization.

  (2)
  According to Article 10 and Article 89 of the Legislation Law of the PRC, a legislator may delegate its law-making power to another governmental or professional organization. The rules drafted by the delegated organization are legally binding if (i) they are approved or endorsed by the delegating authority; and (ii) they are not in conflict with existing laws or regulations.

  Based on further research, (i) the Ministry of Construction, or the MOC, has duly delegated its law-making power to the Association and the Industry Guideline drafted by the Association has been subsequently approved and endorsed by the MOC and was released jointly by the MOC and the Association thereafter and (ii) the Industry Guideline is not in conflict with any existing PRC laws or regulations. Therefore, the Industry Guideline is legally binding and shall have the same effect as law in the PRC.

  2.
  Interpretation made by the Mentougou Committee in its Confirmation Certificate is legally binding and shall have the same effect as law in the PRC

  According to Article 64 of Legislation Law of the PRC, the local regulatory authorities could interpret the laws and regulations of a higher level authority by either adopting implementation rules with more specific definitions and guidance or granting a decree, Confirmation Certificate or determination of certain business conduct, provided that such interpretations are not in conflict with the laws and regulations of the higher level authority.

  Xing Ye and Zhi Di are both incorporated in Mentougou district, Beijing. Under the Intermediary Services Administration Provisions, the Mentougou Committee of Construction and Urban-rural Housing (the "Mentougou Committee") is the appropriate authority to interpret and implement such laws. Responding to the Company's further inquiry£the Mentougou Committee issued a Confirmation Certificate on November 17, 2010, which clarifies and confirms that (i) "parties in a real estate transaction" refers solely to property purchasers, and the property developers in primary property transactions or property sellers in secondary property transactions; (ii) Xing Ye is not a "party in a real estate transaction"; and (iii) services provided by Zhi Di to Xing Ye under the Service Agreement executed on August 4, 2010 shall not be deemed to be real estate sales agency and consultancy services. This Confirmation Certificate is not in conflict with any laws or regulations of a higher level authority.

  The Chinese original and the English translation of the Confirmation Certificate are attached as Annex III hereto.

  3.
  None of the services provided to Xing Ye by Zhi Di under the Service Agreement is in relation to a specific transaction or project

  None of the services provided to Xing Ye by Zhi Di under the Service Agreement is in relation to a specific transaction or project for the following reasons:

  (1)
  Neither party to the Service Agreement, i.e., Zhi Di and Xing Ye, intends that the services under the Service Agreement are to be provided, and none of such services have in fact to date been provided, with respect to any specific transactions or projects. Under the PRC Contract Law, the meeting of minds of the parties is binding on them unless otherwise prohibited by law. The terms of the Service Agreement shall be interpreted according to the intention of the parties. In the Company's case, Zhi Di and Xing Ye have agreed that the services provided under Article 1 of the Service Agreement relate only to general administrative and operational aspects rather than specific transactions or projects.

  (2)
  As pointed out by the Staff, some of the resources provided by Zhi Di to Xing Ye, for example, the CRM and WBS information systems, can be and often are used for a specific transaction or project. However, Zhi Di's role is as a software supplier to provide Xing Ye with access to such information systems. Xing Ye will then use such systems in specific real estate consultancy services to track property buyers' information and for other real estate agency service-related purposes. The provision of CRM and WBS information systems by Zhi Di does not cause Zhi Di to be deemed to be engaging in the real estate service business. In addition, Zhi Di only provides to Xing Ye access to such resources instead of providing specific advice on a certain transactions or projects. In other words, Zhi Di only provides to Xing Ye vehicles and tools and when and how Xing Ye uses such is not indicative of Zhi Di's role in Xing Ye's operations or of the services that Zhi Di provides.

  In addition, in response to the Staff's comment, the Company proposes to further enhance the risk disclosure relating to the services provided by Syswin Zhi Di in the Summary section on pages 3 and 5 as well as elsewhere the prospectus on pages 27, 98 and 129.

3.
We note your response to comment three from our letter dated November 10, 2010 that your board approved the sale of Mr. Chen' s holdings, as it believed that these transactions would be beneficial to the company in light of the potential business cooperation between the company and those purchasing such shares. Since the number of shares to be sold will based on the IPO price, the range of which had not yet been disclosed in any public filing, it would appear that the company had these transfers in mind when it determined the ratio of the forward split. Please revise your prospectus to disclose how your board considered the potential for business cooperation between Syswin and the other entities, and the number of shares to be sold to each entity, when it determined to effect the specific forward split in the ratio it did.

  In response to the Staff's comments, the Company proposes to revise the disclosure on page 94 to disclose that, in approving the share purchases, its board believed that "(a) the investment by Sino-Ocean Land Holdings Limited, or Sino-Ocean, one of the largest residential property developers in Beijing, represented opportunities for [the Company] to seek for engagements to provide real estate sales agency and consultancy services to and to broaden [its] areas of cooperation with Sino-Ocean; and (b) the investment by SouFun Holdings Limited, or SouFun, the leading real estate Internet portal in China that holds a significant market share of the Chinese online real estate advertising market, represented cross-selling opportunities between SouFun and [the Company]."

  The Company further proposes to revise the disclosure on page [94] to disclose that, "during the course of negotiation of these transactions, the parties discussed preliminary indicative valuation of [the Company] based on, among other factors, trading prices of comparable publicly listed companies. The investors agreed to invest in [the Company] in significant part on the basis of these valuation discussions."

  The Company respectfully advises the Staff that, even though its board was aware of these proposed share transfers when it determined the ratio of the forward split, the evaluation of the investments by Sino-Ocean and SouFun was not linked to the determination of the split ratio and the number of authorized ordinary shares after the share split. Instead, as disclosed, such ratio and number were determined "based on [the Company's] expected market capitalization upon completion of the offering and the customary price range of each ADS in precedent initial public offering."

  *        *        *

        If you need additional copies or have any questions regarding Amendment No. 3, please contact the undersigned by phone at +8610-6535-5599 (work) or +86-135-0138-5907 (mobile) or via e-mail at peter.huang@skadden.com, or Andrew Brady at 202-371-7344 or via e-mail at andrew.brady@skadden.com.

Very truly yours,
/s/ Peter Huang
Peter Huang

Enclosures

cc:	Liangsheng Chen, Chief Executive Officer, SYSWIN Inc.
Kai Li, Chief Financial Officer, SYSWIN Inc.
Xiaoling Hu, Managing Director, CDH Investments
Laura Butler, Partner, PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Alan Seem, Partner, Shearman & Sterling LLP

 Annex I

Our Strengths and Strategy

        We believe that the following strengths enable us to compete effectively in the primary real estate services market and distinguish us from our competitors:

  •
  we are one of the fastest-growing primary real estate services companies in China, with market leadership in Beijing and rapid expansion into other regions;

  •
  we have successfully implemented a strategy of focusing on demands of key clients and penetrating existing markets, resulting in sustainable high growth;

  •
  we have strong ability to attract and maintain clients through tailored and distinctive services;

  •
  we benefit from strong brand recognition; and

  •
  we are led by a highly experienced management team.

        We seek to become the largest real estate services provider in China. To this end, we intend to implement a growth strategy with the following key aspects:

  •
  continue to increase market share in existing markets;

  •
  develop new markets to build our nationwide network;

  •
  expand our client base to enhance profitability;

  •
  strengthen our operations and support functions; and

  •
  pursue new business opportunities.

Our Challenges and Risks

        The successful execution of our strategies is subject to certain challenges and risks that may materially affect us, including:

  •
  fluctuations in the real estate market in China;

  •
  government policies and regulatory measures influencing China's real estate industry, including a series of measures adopted since April 2010 designed to cool down the property market;

  •
  uncertainty in the further development and growth of the primary real estate services industry in China;

  •
  our ability to compete successfully in the primary real estate services industry;

  •
  fluctuations as a result of the project-by-project nature of our primary real estate sales agency and consultancy services business;

  •
  our ability to manage our growth effectively and efficiently;

  •
  our limited operating history in the primary real estate sales agency and consultancy services industry; and

  •
  our significant reliance on business from a single project in Beijing in 2007, 2008 and 2009.

        In addition, we are subject to risks and uncertainties related to our corporate structure and doing business in China, including:

  •
  our corporate structure and our control over our consolidated entity based on contractual arrangements, which were entered into on August 4, 2010, rather than equity ownership, including the risk that Syswin Zhi Di, our subsidiary, may be deemed to be providing real estate sales agency and consultancy services in violation of PRC Law;

  •
  risks and uncertainties relating to the interpretation and implementation of statutory limitations on real estate sales agency commission rates as well as the associated potential administrative fines or other penalties, particularly in light of the fact that five of our projects, including the

3

  •
  have an exclusive option to purchase all of the equity interests in our consolidated entity when and to the extent permitted under PRC law.

        As a result of our corporate restructuring and these contractual arrangements, we are the primary beneficiary of Syswin Xing Ye and its subsidiaries, and treat them as our variable interest entities under generally accepted accounting principles in the United States, or US GAAP. We have consolidated the financial results of Syswin Xing Ye and its subsidiaries into our consolidated financial statements in accordance with US GAAP. Accordingly, we refer to Syswin Xing Ye and its subsidiaries as our "consolidated entities." As a result of consolidating the financial results of Syswin Xing Ye, 100% of our net revenue during three years ended December 31, 2009 and the nine months ended September 30, 2010 was derived from Syswin Xing Ye and its subsidiaries.

        Syswin Xing Ye and its subsidiaries, other than Qingdao Syswin and Shanxi Syswin, have obtained all necessary licenses and permits from the PRC government to engage in the real estate sales agency and consultancy services businesses. Qingdao Syswin and Shanxi Syswin currently are not registered with the local regulatory authorities to conduct real estate agency and consultancy services. See "Risk Factors—Risks Related to Our Business and Industry—If we fail to obtain or renew licenses and permits applicable to primary real estate sales agency and consultancy services, we may incur significant financial penalties and other government sanctions." Syswin Zhi Di, our PRC subsidiary, provides technology, marketing and general management consultation services to Syswin Xing Ye in accordance with the business scope under its license. For more details on how the services provided by Syswin Zhi Di correspond to the business scope under its license, see "Our Corporate History and Structure—Contractual Arrangements—Exclusive technology consulting and service agreements." As advised by Jingtian & Gongcheng Attorneys At Law, our PRC legal counsel, these businesses and services are not real estate sales agency and consultancy services and do not require a license or permit for conducting real estate sales agency and consultancy services. However, because the services from Syswin Zhi Di to Syswin Xing Ye are provided in connection with real estate sales agency and consultancy services, we cannot assure you that these services will not themselves be deemed as real estate sales agency and consultancy services, or that Syswin Zhi Di is not in violation of PRC law for providing such services.

        For a more detailed discussion of our contractual relationship with Syswin Xing Ye, its shareholders and our subsidiaries in the PRC and Hong Kong, see "Our Corporate History and Structure—Contractual Arrangements." For a more detailed discussion of the risk of potential conflicts of interest associated with our corporate structure, see "Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of our consolidated entity may have potential conflicts of interest with us."

5

        We have begun to undertake certain remedial steps to improve our internal controls, such as identifying and hiring additional personnel with US GAAP and SEC reporting experience, including a controller with US GAAP reporting experience who joined us in May 2010. We are also targeting additional key hires or external consultants for our financial reporting and accounting departments with US GAAP and SEC reporting experience, including an internal control consultant with Sarbanes-Oxley Section 404 experience. In addition, we are formulating internal policies relating to internal control over financial reporting, including preparing a comprehensive written accounting policies and procedures manual that can effectively and efficiently guide our finance and accounting personnel in addressing significant accounting issues and assist in preparing financial statements that are in compliance with US GAAP and SEC requirements. We also intend to implement new accounting procedures and controls and a comprehensive and well-tailored training program for all finance and accounting personnel. We currently do not anticipate that our costs related to these remedial steps to be material.

        If the material weakness is not remedied or recurs, or if we identify additional weaknesses or fail to timely and successfully implement new or improved controls, our ability to assure timely and accurate financial reporting may be adversely affected, we may be required to restate our financial statements, and we could suffer a loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs, result in lawsuits being filed against us by our shareholders, or otherwise harm our reputation.

Risks Relating to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our PRC businesses do not comply with PRC governmental restrictions on foreign investment in businesses involved in primary real estate sales agency and consultancy services, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to restructure our operations.

        Substantially all of our current operations are conducted through both our operating subsidiary in China and through our contractual arrangements with Syswin Xing Ye, our consolidated entity, and its shareholders in China. The applicable PRC regulations currently restrict foreign investment of companies that engage in primary real estate sales agency and consultancy services businesses. For a description of these regulations, see "Regulations—Restrictions on Foreign Investment in Real Estate Sales Agency and Consultancy Businesses." Due to such restrictions, we conduct our real estate sales agency and consultancy businesses through Syswin Xing Ye, our consolidated entity. Syswin Xing Ye and its subsidiaries, other than Qingdao Syswin and Shanxi Syswin, have obtained all necessary licenses and permits from the PRC government to engage in real estate sales agency and consultancy services businesses. Qingdao Syswin and Shanxi Syswin currently are not registered with the local regulatory authorities to conduct real estate agency and consultancy services. See "Risk Factors—Risks Related to Our Business and Industry—If we fail to obtain or renew licenses and permits applicable to primary real estate sales agency and consultancy services, we may incur significant financial penalties and other government sanctions". The business scope of our PRC subsidiary, Syswin Zhi Di, as prescribed in its business license issued by the PRC government, includes software development, information technology management support, computer system services, data analysis, application software services, intellectual property services, enterprise management services, and economic information services. As part of our contractual arrangements with Syswin Xing Ye, Syswin Zhi Di provides technology, marketing and general management consultation services to Syswin Xing Ye. Such consultation services are within Syswin Zhi Di's business scope. However, because the services from Syswin Zhi Di to Syswin Xing Ye are provided in connection with real estate sales agency and consultancy services, we cannot assure you that these services will not themselves be deemed as real estate sales agency and consultancy services, or that Syswin Zhi Di is not in violation of PRC law for providing such services. For more details on how the services provided by Syswin Zhi Di correspond to the business scope under its license, see "Our Corporate History and Structure—Contractual Arrangements—Exclusive technology consulting and service agreements."

        We have entered into contractual arrangements with our consolidated entity and its shareholders, which enable us to, among other things, exercise effective control over, and derive substantially all of the economic benefits from, the entity and its subsidiaries. See "Our Corporate History and Structure—Contractual Arrangements."

        If any of us, our subsidiaries, our consolidated entity and its subsidiaries is found to be in violation of any existing or future PRC laws, rules or regulations, the relevant PRC regulatory authorities would have broad discretion in dealing with these violations, including:

  •
  revoking the business and operating licenses of our PRC operating subsidiary or our consolidated entity and its subsidiaries;

  •
  confiscating relevant income and imposing fines and other penalties;

  •
  discontinuing or restricting the business and operations of our PRC operating subsidiary or our consolidated entity and its subsidiaries;

  •
  requiring us or our PRC operating subsidiary or our consolidated entity and its subsidiaries to restructure the relevant ownership structure or operations;

  •
  restricting or prohibiting our use of the proceeds of this offering to finance our businesses and operations in China; or

  •
  imposing conditions or requirements with which we or our PRC operating subsidiary or our consolidated entity and its respective subsidiaries may not be able to comply.

        The imposition of any of these penalties would materially impair our ability to conduct our business, as well as have a material adverse effect on our financial condition and results of operations. In many cases, existing regulations with regard to investments from foreign investors in the primary real estate sales agency and consultancy industry lack detailed implementing rules and operational procedures, and are subject to interpretation, which may change over time. In addition, most of these regulations have not been interpreted by the relevant authorities in circumstances similar to our corporate structure. Accordingly, we cannot be certain how the regulations will be applied to our business, either currently or in the future. Moreover, new regulations may be adopted and the interpretation of existing regulations may change, any of which could have a material and adverse effect on business, financial condition and results of operations.

We rely on contractual arrangements with our consolidated entity, and its shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

        We rely on contractual arrangements with Syswin Xing Ye, our consolidated entity, and its shareholders to operate our primary real estate sales agency and consultancy services business in China. For a description of these contractual arrangements, see "Our Corporate History and Structure—Contractual Arrangements." These contractual arrangements may not be as effective in providing us with control over our consolidated entity and its subsidiaries as direct ownership. If we had direct ownership of these entities, we would be able to exercise our rights as a shareholder to effect changes in the boards of directors of these entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level for these entities.

party's covenants and agreements, and the successful completion of the initial public offering. The agreements will be terminated in the event that the closing of this offering has not occurred by June 30, 2011. Our company was not a party to these agreements.

        During the course of negotiation of these transactions, the parties discussed preliminary indicative valuation of our company based on, among other factors, trading prices of comparable publicly listed companies. The investors agreed to invest in our company in significant part on the basis of these valuation discussions. Our board of directors was informed of these transactions in the early stages of the negotiation processes. The board subsequently approved these transactions as it believed that these transactions would be beneficial to our company in light of the potential business cooperation between our company and the investors. In particular, the board believed that (a) the investment by Sino-Ocean Land Holdings Limited, or Sino-Ocean, one of the largest residential property developers in Beijing, represented opportunities for us to seek for engagements to provide real estate sales agency and consultancy services to and to broaden our areas of cooperation with Sino-Ocean; and (b) the investment by SouFun Holdings Limited, or SouFun, the leading real estate Internet portal in China that holds a significant market share of the Chinese online real estate advertising market, represented cross-selling opportunities between SouFun and us.

        Based on an initial public offering price of US$10.25 per ADS, being the mid-point of the estimated initial public offering price range shown on the front cover of this prospectus, the number of ordinary shares SOL Investment Fund Limited, Kee Shing International Limited and SouFun Holdings Limited agreed to purchase from Brilliant Strategy Limited is 2,341,462, 1,560,974 and 1,951,216, respectively. As a result of these investments, Sino-Ocean Land Holdings Limited and SouFun Holdings Limited are expected to own 2.02% and 1.01%, respectively, of our ordinary shares immediately upon the closing of this offering.

        In contemplation of this offering, on November 3, 2010, we effected a 12,500-for-1 share split whereby all of our authorized ordinary shares, including both issued and unissued shares, of par value US$0.01 each were divided into ordinary shares of par value US$0.0000008 each. As a result, the number of our authorized ordinary shares increased from 5,000,000 shares to 62,500,000,000 shares, and the number of our issued and outstanding ordinary shares increased from 12,390 shares to 154,875,000 shares. The share split ratio and the number of authorized ordinary shares after the share split were determined based on a number of factors, including our company's expected market capitalization upon completion of the offering and the customary price range of each ADS in precedent initial public offering.

        Immediately upon the declaration of effectiveness of the registration statement of which this prospectus forms a part, and upon the adoption of our amended and restated memorandum and articles of association, 2,500,000,000 of our authorized but unissued ordinary shares will be re-designated as preferred shares of a nominal or par value of US$0.0000008 each, of such class or classes (howsoever designated) as our board of directors may determine in accordance with our amended and restated memorandum and articles of association. As a result, our authorized share capital will be US$50,000.00 divided into (i) 60,000,000,000 ordinary shares of a nominal or par value of US$0.0000008 each and (ii) 2,500,000,000 preferred shares of a nominal or par value of US$0.0000008 each. Our board authorized such preferred shares to increase its flexibility in implementing anti-takeover defense mechanisms such as the adoption of a rights plan. See "Risk Factors—Risks Related to Our ADSs and this Offering—Our amended and restated articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs."

        The following diagram illustrates our corporate structure, including our subsidiaries, consolidated entity and its subsidiaries, immediately upon the completion of this offering assuming an initial public

Service Provided	Corresponding Business within Syswin Zhi Di's Business Scope
Marketing Consulting Services

•       Marketing resources, including but not limited to, client lists, distribution channels information, trademarks in relation to Syswin Xing Ye, business names and other specific titles, logos with significant value in product promotion. Syswin Zhi Di also provides consulting services on the marketing strategy making and implementation.

• intellectual property services • economic information services • management support • enterprise management services

•       Services on market research, business strategy, technical training, database marketing of land operating, promotion and investment inviting of municipal land operation, transaction appraisal of land and project investment, marketing agency and sales agency.

• management support • enterprise management services • economic information services

•       Information collection and filing of initial market of municipal land operation, business strategy study, marketing consulting, training, on marketing strategy planning, data base establishment, maintenance and management, and customer referral for municipal land operation.

• data analysis services • management support • enterprise management services • economic information services
• Development and maintenance of distribution channels; client referrals.	• enterprise management services • economic information services
General Management Services
• Human resource consultation	• management support • enterprise management services
• Legal matters consultation	• management support • enterprise management services
• Finance supporting and consultation	• management support • enterprise management services • economic information service
• Information system management	• information technology • management support • enterprise management services
• Investment management and consultation	• management support • enterprise management services • economic information service

        As advised by Jingtian & Gongcheng Attorneys At Law, our PRC legal counsel, these businesses and services are not real estate sales agency and consultancy services and do not require a license or permit for conducting real estate sales agency and consultancy services. However, because the services from Syswin Zhi Di to Syswin Xing Ye are provided in connection with real estate sales agency and consultancy services, we cannot assure you that these services will not themselves be deemed as real estate sales agency and consultancy services, or that Syswin Zhi Di is not in violation of PRC law for providing such services. See "Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our PRC businesses do not comply with PRC governmental restrictions on foreign investment in businesses involved in primary real estate sales agency and consultancy services, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to restructure our operations." Syswin Xing Ye the real estate sales agency and consultancy services businesses. The business scope of our PRC subsidiary, Syswin Zhi Di, as prescribed in its business license issued by the PRC government, includes software development, information technology management support, computer system services, data analysis, application software services, intellectual property services, enterprise management services, and economic information services. As part of our contractual arrangements with Syswin Xing Ye, Syswin Zhi Di provides technology, marketing and general management consultation services to Syswin Xing Ye in accordance with the business scope under its license. For more details on how the services provided by Syswin Zhi Di correspond to the business scope under its license, see "Our Corporate History and Structure—Contractual Arrangements—Exclusive technology consulting and service agreements." As advised by Jingtian & Gongcheng Attorneys At Law, our PRC legal counsel, these businesses and services are not real estate sales agency and consultancy services and do not require a license or permit for conducting real estate sales agency and consultancy services. As a result, except as otherwise described above, we have duly obtained all necessary regulatory approvals from the PRC government authorities to engage in our real estate sales agency and consultancy services business. However, because the services from Syswin Zhi Di to Syswin Xing Ye are provided in connection with real estate sales agency and consultancy services, we cannot assure you that these services will not themselves be deemed as real estate sales agency and consultancy services, or that Syswin Zhi Di is not in violation of PRC law for providing such services. See "Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our PRC businesses do not comply with PRC governmental restrictions on foreign investment in businesses involved in primary real estate sales agency and consultancy services, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to restructure our operations."

        An urban real estate sales and consultancy agency must meet certain organizational, financial and operational criteria on an ongoing basis, such as possessing sufficient funding and employing qualified personnel. It must keep proper records and comply with prescribed procedures in delivering its services.

  Urban Real Estate Sales Agency Services Provided by the Agencies

        Pursuant to the Regulatory Measures on the Sale of Commercial Houses, or Commercial Houses Sale Measures, promulgated by MOC and effective as of June 1, 2001, a real estate developer may entrust a real estate sales agency services provider as a broker to pre-sell or sell primary residential housing. To comply with the Commercial Houses Sale Measures, the real estate developer shall enter into with the real estate broker a written contract expressly prescribing the terms, authority of such engagement and both parties' rights and obligations thereunder. The Commercial Houses Sale Measures further provide that when conducting commercial house sales on behalf of the real estate developer, the real estate broker shall present the prospective buyers with relevant title certificates or sale permits of the properties and the real estate developer's letter of authorization and must not make any false statements regarding a property to the prospective buyers. If a real estate broker sells commercial houses that do not satisfy the requisite sale conditions under the relevant PRC laws and regulations, the sale of such commercial houses shall be aborted and an administrative warning may be issued and a penalty may be imposed.

        On August 28, 2004, the SAIC promulgated the Measures of the PRC on Management of Brokers, or the Brokers Measures. Brokers as defined in the Brokers Measures include individuals, legal persons and other entities that act as intermediary brokers or agents in economic transactions for the purpose of obtaining commissions. The local branches of SAIC are the administrative bodies responsible for handling registrations of brokers and supervising their activities. Different types of brokerages are required to obtain corresponding qualification licenses applicable to their respective businesses. For the brokers formed as a company or other entities allowed under relevant PRC laws and regulations, the business presented in their names shall be expressly described as "brokerage", and the specific manner and items of brokerage shall be also clarified in their business scope. Within 20 days after a brokerage

 Annex II

        November 17, 2010

SYSWIN Inc.
9/F, Syswin Building
No. 316, Nan Hu Zhong Yuan
Chaoyang District
Beijing 100102
The People's Republic of China

Re: SYSWIN Inc.

        We have acted as the People's Republic of China (the "PRC", for the purpose of this legal opinion, not including Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan) legal advisers to SYSWIN Inc. (the "Company") in connection with its initial public offering (the "Offering") and listing of American depositary shares, representing the Company's ordinary shares ("ADSs") on the New York Stock Exchange (the "NYSE").

        We are qualified lawyers in the PRC and are authorized by the Ministry of Justice of the PRC to issue legal opinions in relation to the above matters in accordance with the published and publicly available PRC laws, regulations and their respective interpretations made by competent PRC authorities, and such qualification and authorization have not been revoked, suspended, restricted or limited in any manner whatsoever.

        For the purpose of rendering this Legal Opinion (this "Opinion"), we have examined copies of the documents provided to us by the Company. In such examination, we have assumed that:

  (a)
  all documents submitted to us as copies are identical to their originals;

  (b)
  all signatures, seals and chops on such documents are genuine;

  (c)
  all parties in relation to any of the documents aforesaid or to any other documents as referred to in this legal opinion have the requisite power and authority to enter into, and have duly executed and delivered the documents and performed their obligations hereunder; and

  (d)
  all facts and documents which may affect our opinions herein have been disclosed to us, and there has not been or will not be any omission in respect of such disclosure.

        This Opinion is rendered on the basis of published and publicly available PRC laws, regulations and their respective interpretations made by competent PRC authorities (the "PRC Laws") and there is no assurance that any of such laws, regulations, rules and interpretations will not be changed, amended or replaced in the immediate future or in the longer term. Any such changes, amendments thereto or replacements thereof may become effective immediately on promulgation or publication.

        We do not purport to be experts on or generally familiar with or qualified to express legal opinions based on the laws of any jurisdiction other than the PRC. Accordingly, we express or imply no opinion on the laws of any jurisdiction other than the PRC.

1

Section I. Definitions

        Unless otherwise expressly prescribed in this Opinion, the following capitalized terms shall have the meanings ascribed to them below:

"AOA"	refers to articles of association of a company.
"Equity Interest Pledge Agreements"	refers to the equity interest pledge agreements entered into between Syswin Zhi Di and each of Syswin Xing Ye's Shareholders on August 4, 2010.
"Service Agreement"	refers to the Exclusive Technical Consultation and Service Agreement entered between Syswin Xing Ye and Syswin Zhi Di on August 4, 2010.
"SYSWIN Hong Kong"	refers to SYSWIN Limited, a company incorporated under the laws of the Hong Kong Special Administrative Region, the 100% equity interest of which is directly owned by the Company.
"Syswin Zhi Di"	refers to Beijing Syswin Zhi Di Technology Limited, a wholly foreign owned enterprise ("WFOE") incorporated under the PRC Laws, the 100% equity interest of which is directly owned by SYSWIN Hong Kong.
"Syswin Xing Ye"
refers to Beijing Syswin Xing Ye Real Estate Brokerage Company Limited, a domestic company incorporated under the PRC Laws with its shareholders being Beijing Syswin International Real Estate Consulting Company Limited, Mr. Hongbing Tao and Qingling Company Limited (collectively referred to as "Syswin Xing Ye's shareholders).
"Syswin Xing Ye's Subsidiaries"	refers to Syswin Xing Ye's wholly-owned subsidiary companies, all of which are incorporated under the PRC Laws and a list of which is included as Annex I to this Opinion.
"PRC Subsidiaries"	refers to Syswin Zhi Di, Syswin Xing Ye and Syswin Xing Ye's Subsidiaries.
"Group Companies"	refers to the Company, SYSWIN Hong Kong, Syswin Zhi Di, Syswin Xing Ye and Syswin Xing Ye's Subsidiaries.
"Government Agency"	refers to any competent government authorities, courts, arbitration commissions, or regulatory bodies of the PRC.
"Governmental Authorization"
refers to any approval, consent, permit, authorization, filing, registration, exemption, waiver, endorsement, annual inspection, qualification and license required by the applicable PRC Laws to be obtained from any Government Agency.
"Registration Statement"
refers to the Form F-1 registration statement under the United States Securities Act of 1933, as amended, filed with the Securities and Exchange Commission (the "SEC") for registration of the offer and sale of the Company's ordinary shares.

2

"Prospectus"	refers to the prospectus, including all amendments or supplements thereto, that forms part of the Registration Statement.

Section II. Opinions

        Based on the foregoing, we are of the opinion on the date hereof that:

1.
Corporate Structure.    The entering into, and the consummation of, the transactions contemplated under the contractual arrangements described in the Registration Statement and the Prospectus under "Our Corporate Structure" constitute legal, valid and binding obligations of all the parties therein, enforceable against all the parties therein, and will not contravene, result in a breach or violation of, or constitute a default under, any of the terms and provisions of the PRC Subsidiaries' respective AOAs or business licenses, constitutive documents and Governmental Authorizations; all necessary steps for the transactions contemplated thereunder have been taken, and all consents required from any of the PRC Subsidiaries and each of their respective shareholders have been obtained and are in full force and effect; except as disclosed in the Registration Statement and the Prospectus, all Governmental Authorizations and all necessary steps required under applicable PRC Laws for the transactions contemplated thereunder have been obtained, made and taken, and are in full force and effect. Because the Company and its subsidiaries exercise control over Syswin Xing Ye through contractual arrangements without any direct investment therein, the restrictions imposed by the PRC Laws on foreign investment in businesses involved in primary real estate agency and consultancy services are not applicable to the Company, SYSWIN Hong Kong or Syswin Zhi Di.

2.
M&A Rules.    On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, or MOFCOM, the State-Owned Assets Supervision and Administration Commission, or SASAC, the State Administration of Taxation, or SAT, the State Administration for Industry and Commerce, or SAIC, the China Securities Regulatory Commission, or the CSRC, and the State Administration of Foreign Exchange, or SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and was amended on June 22, 2009. The M&A Rules prescribe, among other things, the procedures and formalities for mergers and acquisitions of domestic enterprises in China by foreign investor(s) by either purchasing the equities or assets of, or stock swaps with, the target PRC enterprise. Following the adoption of the M&A Rules, on September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles as defined under the M&A Rules.

  We are of the opinion that the Company is not required by the M&A Rules to apply to the relevant Government Agencies, including the CSRC, for approval of the listing and trading of the Company's ADSs on a US stock exchange because (1) Syswin Zhi Di was established as an foreign-invested enterprise by direct investment and not through a "merger with or acquisition of the equity or assets of any PRC domestic enterprise" as such term is defined under the M&A Rules; (2) neither the Company nor any of its subsidiaries holds any equity interests in Syswin Xing Ye or any of Syswin Xing Ye's Subsidiaries; and (3) neither the M&A Rules themselves, nor the administrative practices under the M&A Rules made public as of the date of the Prospectus, clearly indicate the application of the M&A Rules in connection with the issue, listing and sale of the Company's ADSs. However, we cannot exclude the possibility that the CSRC or other relevant PRC authorities might further clarify or interpret the M&A Rules in writing or orally to require their approvals or consents be obtained for the Offering.

3.
Equity Pledge.    The Equity Interest Pledge Agreements were entered into between Syswin Zhi Di and each of Syswin Xing Ye's Shareholders on August 4, 2010. According to the Provisions on Change of the Equity Interests of the Investors of Foreign-Invested Enterprises, there is no time

3

  limit for Syswin Xing Ye to obtain approval for these pledges from the Government Agency that approved Syswin Xing Ye's establishment. Syswin Xing Ye obtained such approval on September 15, 2010 and the process for its obtaining of such approval complies with the PRC Laws.

  After obtaining the above equity pledge approval, Syswin Xing Ye filed registration documents with the Government Agency in charge of equity pledge registration and completed such equity pledge registration on October 12, 2010. Syswin Xing Ye's completion of equity pledge registration complies with the PRC Laws.

4.
Syswin Xing Ye's Business.    Syswin Xing Ye is a PRC company that provides real estate sales agency and consultancy services in China and it has obtained all the Governmental Authorizations required to provide such services. Syswin Xing Ye's provision of the above-mentioned services complies in all respects with the PRC Laws and Syswin Xing Ye's AOA, and the above-mentioned services fall within Syswin Xing Ye's business scope as prescribed in its business license, which includes real estate sales agency services and real estate consultancy (including planning consultancy services).

5.
Syswin Zhi Di's Services provided to Syswin Xing Ye.    We are of the opinion that (i) all of services provided by Syswin Zhi Di to Syswin Xing Ye under Article 1 of the Service Agreement are not, and shall not be deemed to be, real estate sales agency and consultancy services under PRC Laws; and (ii) all services provided by Syswin Zhi Di to Syswin Xing Ye as described in Article 1 of the Service Agreement fall within Syswin Zhi Di's business scope as prescribed in its business license and are in compliance with PRC Laws. Our opinion is rendered based on the following analysis:

1)
Pursuant to the Provisions on the Administration of Urban Real Estate Intermediary Services, or the Intermediary Services Administration Provisions, promulgated by the Ministry of Construction, or MOC, as amended on August 15, 2001, real estate sales agency and consultancy services refer to those sales agency and consultancy services provided to parties in a real estate transaction. Neither the Intermediary Services Administration Provisions nor its implementation rules provide a definition of the term "parties in a real estate transaction." As a result, in interpreting such term, we have referred to (i) the Rules on Real Estate Agency Practice, a legally binding industry guideline jointly released by the MOC and the Association of China Real Estate Appraisers and Real Estate Brokers on November 1, 2006; (ii) our verbal consultation with the Mentougou Committee of Construction and Urban-rural Housing (the "Mentougou Committee"),, the local regulatory authority administering the Intermediary Services Administration Provisions and its implementation rules in Beijing, where Syswin Xing Ye and Syswin Zhi Di are incorporated; and (iii) in response to our verbal consultation, a Confirmation Letter issued by the Mentougou Committee on November 17, 2010. According to the foregoing, the term "parties in a real estate transaction" refers solely to property purchasers, and the property developers in primary property transactions or property sellers in secondary property transactions, as applicable. Specifically, according to the Confirmation Letter of Mentougou Committee, Xing Ye is not a "party in a real estate transaction" and services provided by Zhi Di to Xing Ye under the Service Agreement executed on August 4, 2010 are not real estate sales agency and consultancy services. Zhi Di is not required to register with the Mentougou Committee.

    Because Syswin Xing Ye is a real estate sales agency and consultancy service provider and is neither a property purchaser nor a property seller involved in a real estate transaction, Syswin Zhi Di, solely by virtue of providing consulting services to Syswin Xing Ye, as a matter of PRC Law, shall not be deemed to engage in real estate sales agency or consultancy services.

  2)
  In addition, based on the Legislation Law of the PRC, local regulatory authorities are entitled to adopt implementation rules with more specific definition or grant a decree, confirmation

4

    letter or determination against individual business transactions comparing to the rules or regulations promulgated by a regulatory body with higher level of authority. The local real estate regulatory authority in Beijing (where both Syswin Zhi Di and Syswin Xing Ye were incorporated and conduct their operations) has issued the implementation rules based on Intermediary Services Administration Provisions, which further limits the scope of real estate sales agency and consultancy services to be those sales agency and consultancy services provided in relation to a specific real estate transaction or project. Syswin Zhi Di provides consulting services to Syswin Xing Ye on the general administrative and operational aspects. Such consulting services provided do not relate to any specific real estate transaction or project. As a result, the consulting services provided by Syswin Zhi Di to Syswin Xing Ye are not, and shall not be deemed to be, real estate sales agency or consultancy services.

        This Opinion is rendered solely to you for the Offering and the listing of the Company's ADSs and may not be used for any other purpose. It may not be disclosed to and/or relied upon by anyone else or used for any other purpose without our prior written consent, except for (i) submission to the New York Stock Exchange, and (ii) incorporation in the Registration Statement and the Prospectus, which shall be prepared and publicly disclosed for the consummation of the Offering and the listing of the Company's ADSs. We hereby consent to the reference to our name under the headings "Risk Factors", "Regulations", "Legal Matters" and "Enforceability of Civil Liabilities" and elsewhere in the Registration Statement and Prospectus. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the United States Securities Act of 1933, as amended, or the rules and regulations of the SEC thereunder.

Yours faithfully,

Jingtian & Gongcheng Attorneys at Law

Jingtian & Gongcheng Attorneys at Law

5

 Annex I

List of Syswin Xing Ye's Subsidiaries

Beijing Syswin Zhi Di Real Estate Consulting Company Limited
Tianjin Syswin Real Estate Brokerage Company Limited
Hohhot Syswin Real Estate Brokerage Company Limited
Guiyang Syswin Real Estate Brokerage Company Limited
Yantai Syswin Real Estate Brokerage Company Limited
Qingdao Syswin Xing Ye Real Estate Brokerage Company Limited
Jinan Syswin Real Estate Brokerage Company Limited
Chongqing Syswin Real Estate Brokerage Company Limited
Shenyang Syswin Real Estate Brokerage Company Limited
Yinchuan Syswin Xing Ye Real Estate Brokerage Company Limited
Chengdu Syswin Real Estate Brokerage Company Limited
Dalian Syswin Real Estate Brokerage Company Limited
Suzhou Syswin Real Estate Brokerage Company Limited
Shanxi Syswin Xing Ye Real Estate Brokerage Company Limited
Beijing Syswin Jia Ye Real Estate Brokerage Company Limited
Nanjing Syswin Xing Ye Real Estate Brokerage Company Limited
Hangzhou Syswin Real Estate Brokerage Company Limited
Shanghai Syswin Real Estate Brokerage Company Limited

 Annex III

证　明

兹证明我委辖区内公司北京市思源兴业房地产经纪有限公司（下称“兴业”），营业执照注册号：110109007592608，从事房地产经纪、房地产信息咨询（包含策划顾问）相关业务，并已依照《城市房地产中介服务管理规定》（下称“规定”）及其实施细则就开展前述业务在我委办理备案。规定中房地产活动当事人系指一手房交易中的开发商及买方，及二手房交易中的买卖双方，北京市思源兴业房地产经纪有限公司系房地产经纪及咨询提供商，并不构成规定中所指房地产活动当事人。

兴业已取得有关法律法规要求从事房地产经纪、房地产信息咨询（包含策划顾问）相关业务的所有证书、许可、登记和备案，其开展上述业务符合有关法律法规的规定。

我委辖区内公司北京市思源置地科技有限公司（下称“置地”），营业执照注册号：110000450142953，从事软件开发、信息技术支持管理、计算机系统服务、数据处理、应用软件服务、知识产权服务、企业管理服务、经济信息服务相关业务，根据规定及其实施细则，开展前述业务不需要向我委进行备案。据我们核查，置地并未开展其营业执照记载经营范围以外其他业务。我们特别审查了其与兴业于2010年8月4日签署的《独家技术咨询和服务协议》，并认定置地依据该协议向兴业提供的服务不属于规定及其实施细则所指房地产经纪及咨询服务，故置地不需就开展业务向我委进行备案。

特此证明！

北京市门头沟区住房和城乡建设委员会

（盖章）

2010年11月17日

English Translation

CONFIRMATION CERTIFICATE

        This is to certify that Beijing Syswin Xing Ye Real Estate Brokerage Company Limited (hereinafter referred to as "Xing Ye"), a company incorporated in Mentougou district, Beijing with business license serial number 110109007592608, conducts business in real estate sales agency services and real estate consultancy (including planning consultancy services) and has duly registered with our committee in accordance with the Provisions on the Administration of Urban Real Estate Intermediary Services, or the Intermediary Services Administration Provisions and its implementation rules. "Parties in a real estate transaction" refers solely to property purchasers and the property developers in primary property transactions or property sellers in secondary property transactions. Xing Ye is not a "Party in a real estate transaction".

        Xing Ye has obtained all the requisite licenses, permits, certificates and completed all necessary registrations and filings for conducting real estate sales agency and consultancy services in accordance with the Intermediary Services Administration Provisions.

        Beijing Syswin Zhi Di Technology Company Limited (hereinafter referred to as "Zhi Di"), a company incorporated in Mentougou district, Beijing with business license serial number 110000450142953, conducts business in software development, information technology, management support, computer system services, data analysis, application software, services, intellectual property services, enterprise management services, and economic information services. Under the Intermediary Services Administration Provisions and its implementation rules, the company engages in the foregoing business is not required to register with our committee. Specifically, we have inspected the Exclusive Technical Consultation and Service Agreement entered into by Zhi Di and Xing Ye on August 4, 2010 and are of the opinion that services provided by Zhi Di to Xing Ye under the Service Agreement are not real estate sales agency and consultancy services under the Intermediary Services Administration Provisions and its implementation rules. Zhi Di is not required to register with our committee.

        Beijing Mentougou Committee of Construction and Urban-rural Housing
(seal)

        November 17, 2010

QuickLinks

Annex I
Annex II
Annex I List of Syswin Xing Ye's Subsidiaries
Annex III
CONFIRMATION CERTIFICATE